

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 2, 2010

Mr. Dennis Robinson, President
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, British Columbia V7V 4T4
Canada

> **Re: Avani International Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed May 28, 2009**
> **File No. 1-14415**

Dear Mr. Robinson:

　　　　We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, Page F-1

1.   Please amend your Form 10-K to provide an audit report for the fiscal year ended December 31, 2008. Your current audit report opines only on the fiscal year ended December 31, 2009. See Rule 8-02 of Regulation S-X.

Certifications

2.   Please provide your certification(s) pursuant to Rule 13a-14(a)/15d-14(a). Refer to Item 601(b)(32) of Regulation S-K for additional guidance.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Certifications

3.   Please amend your Form 10-K/A to provide your certification(s) pursuant to Rule 13a-14(a)/15d-14(a). Refer to Item 601(b)(32) of Regulation S-K for additional guidance.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services